August 13, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3233

Washington, D.C. 20549

Attn:	Sonia Gupta Barros, Assistant Director
Erin Martin, Branch Chief
Joshua Lobert, Staff Attorney

Re:	Granite Point Mortgage Trust Inc.
Registration Statement on Form S-3
Filed July 11, 2018
File No. 333-226128

Acceleration Request

Requested Date:	August 15, 2018
Requested Time:	5:00 pm, Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Granite Point Mortgage Trust Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Company hereby authorizes Stephen Quinlivan or Bryan Pitko, of Stinson Leonard Street LLP, to orally modify or withdraw this request for acceleration.

Please contact Mr. Quinlivan at (612) 335-7076 or Mr. Pitko at (612) 335-7061 if you have any questions or require additional information concerning the foregoing.

Very truly yours,

GRANITE POINT MORTGAGE TRUST INC.

By:	/s/ Rebecca B. Sandberg
Rebecca B. Sandberg
Vice President, General Counsel and Secretary

cc:	Stephen Quinlivan, Stinson Leonard Street LLP
Bryan Pitko, Stinson Leonard Street LLP

[Signature Page to Company Acceleration Request]